UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

ALLURION TECHNOLOGIES HOLDINGS, INC.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

G02008102
(CUSIP Number)

RTW Investments, LP
Attn: Roderick Wong, M.D.
40 10th Avenue, Floor 7
New York, New York 10014
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 1, 2023
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Page 1 of 13 Pages)

CUSIP No. G02008102	13D	Page 2 of 13 Pages

1	NAME OF REPORTING PERSON RTW Investments, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 3,457,707
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 3,457,707
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 3,457,707
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.4(1)
14	TYPE OF REPORTING PERSON PN, IA

(1) Percentage based upon 46,502,000 shares of the Company’s common stock outstanding as of August 1, 2023, as represented to the Reporting Persons by the Company.

CUSIP No. G02008102	13D	Page 3 of 13 Pages

1	NAME OF REPORTING PERSON Roderick Wong, M.D.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 3,457,707
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 3,457,707
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 3,457,707
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.4(1)
14	TYPE OF REPORTING PERSON IN, HC

(1) Percentage based upon 46,502,000 shares of the Company’s common stock outstanding as of August 1, 2023, as represented to the Reporting Persons by the Company.

CUSIP No. G02008102	13D	Page 4 of 13 Pages

Item 1.	Security and Issuer

This statement on Schedule 13D relates to shares of common stock, par value $0.0001 (the “Shares”), of Allurion Technologies Holdings, Inc., a Delaware corporation (the “Company”), having its principal executive offices at 11 Huron Drive, Natick, MA 01760.

Item 2.	Identity and Background

(a) This statement is filed by (i) RTW Investments, LP, a Delaware limited partnership (“RTW Investments”), and the investment adviser to certain funds (the “RTW Funds”), with respect to the Shares directly held by the RTW Funds; and (ii) Roderick Wong, M.D., a United States citizen (“Dr. Wong”), the Managing Partner and Chief Investment Officer of RTW Investments, with respect to the Shares directly held by the RTW Funds. Each of RTW Investments and Dr. Wong (each a “Reporting Person” and together, the “Reporting Persons”) is filing this statement.

(b) The address of the principal business office of RTW Investments and Dr. Wong is 40 10th Avenue, Floor 7, New York, New York 10014.

(c) The principal business of RTW Investments is serving as investment advisor to the RTW Funds. The principal occupation of Dr. Wong is to serve as the Managing Partner and Chief Investment Officer of RTW Investments.

(d) No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) No Reporting Person has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) RTW Investments is a limited partnership organized in Delaware. Dr. Wong is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

The source of funds used for the purchase of the Shares reported herein was the working capital of the RTW Funds. The aggregate purchase price of the Shares reported herein was approximately $17.25 million, along with such other consideration as is described in Item 4 below.

CUSIP No. G02008102	13D	Page 5 of 13 Pages

Item 4.	Purpose of Transaction.

Business Combination Agreement

On February 9, 2023, Compute Health Acquisition Corp. (“CPUH”) entered into a business combination agreement (the “Business Combination Agreement”) with Compute Health Corp., a Delaware corporation and direct, wholly-owned subsidiary of CPUH (“Merger Sub I”), Compute Health LLC, a Delaware limited liability company and direct, wholly-owned subsidiary of CPUH (“Merger Sub II” and, together with Merger Sub I, the “Merger Subs”), the Company, and Allurion Technologies, Inc., a Delaware corporation (“Allurion” and, collectively with CPUH, the Merger Subs and the Company, the “Parties”).

Pursuant to the Business Combination Agreement, and upon the terms and subject to the conditions set forth therein, the business combination was effected in three steps: (a) CPUH merged with and into the Company (the “CPUH Merger,” the closing of the CPUH Merger, the “CPUH Merger Closing” and the time at which the CPUH Merger became effective, the “CPUH Merger Effective Time”), with the Company surviving (the Company, in its capacity as the surviving company in the CPUH Merger, the “Surviving Corporation”) and, after giving effect to such merger, becoming the publicly-listed company and the sole owner of each Merger Sub, (b) following the consummation of the CPUH Merger, Merger Sub I merged with and into Allurion (the “Intermediate Merger,” the closing of the Intermediate Merger, the “Intermediate Merger Closing” and the time at which the Intermediate Merger became effective, the “Intermediate Merger Effective Time”), with Allurion surviving as the surviving company in the Intermediate Merger (Allurion, in its capacity as the surviving company in the Intermediate Merger, the “Intermediate Surviving Corporation”) and, after giving effect to such merger, becoming a wholly-owned subsidiary of the Surviving Corporation and (c) thereafter, the Intermediate Surviving Corporation merged with and into Merger Sub II (the “Final Merger,” and the time at which the Final Merger became effective, the “Final Merger Effective Time”) (the Final Merger, collectively with the CPUH Merger and the Intermediate Merger, the “Mergers” and, together with the other transactions contemplated by the Business Combination Agreement and the Ancillary Documents (as defined in the Business Combination Agreement), the “Proposed Transactions”), with Merger Sub II surviving as the surviving company in the Final Merger (Merger Sub II, in its capacity as the surviving company of the Final Merger, the “Surviving Subsidiary Company”) and, after giving effect to such merger, remaining a wholly-owned subsidiary of the Surviving Corporation.

Upon the closing of the Mergers on August 1, 2023 (collectively, the “Closing”), the Surviving Corporation changed its name to “Allurion Technologies, Inc.” and commenced trading on the New York Stock Exchange (the “NYSE”) under the ticker symbol “ALUR”.

A copy of the Business Combination Agreement was filed as an exhibit to the Form 425 filed by the Company with the Securities and Exchange Commission on February 10, 2023. The foregoing description of the Business Combination Agreement and the Mergers does not purport to be complete and is qualified in its entirety by reference thereto.

CUSIP No. G02008102	13D	Page 6 of 13 Pages

Investor Rights Agreement

In connection with the Closing, the Company, Compute Health Sponsor LLC, a Delaware limited liability company (the “Sponsor”), the RTW Funds and certain other parties entered into an Investor Rights and Lock-up Agreement (the “Investor Rights Agreement”). Pursuant to the Investor Rights Agreement, upon the terms and subject to the conditions set forth therein, each signatory thereto (other than the Company) was granted certain registration rights with respect to their respective Shares.

Additionally, pursuant to the Investor Rights Agreement, upon the terms and subject to the conditions set forth therein, following the Closing, the board of directors of the Surviving Corporation shall consist of seven (7) directors, a majority of which shall be “independent” directors (“Independent Directors”) for purposes of NYSE rules, and the following persons will have the following nominations rights with respect to the Surviving Corporation’s board of directors, subject to the limitations set forth in the Investor Rights Agreement: (i) one (1) director and one (1) Independent Director will be nominated by Shantanu Gaur; (ii) one (1) director and one (1) Independent Director will be nominated by Remus Capital (as defined in the Investor Rights Agreement); (iii) one (1) director will be nominated by the Sponsor; and (iv) two (2) Independent Directors will be nominated by Allurion (one of which shall be designated by RTW (pursuant to the RTW Side Letter (as defined and described below)).

A copy of the Investor Rights Agreement is filed as an exhibit hereto and is incorporated herein by reference. The foregoing description of the Investor Rights Agreement and the transactions contemplated thereby does not purport to be complete and is qualified in its entirety by reference thereto.

PIPE Subscription Agreements

On February 9, 2023, in connection with the execution of the Business Combination Agreement, CPUH and the Company entered into subscription agreements with certain investors (the “Subscription Agreements” and such investors, the “Investors”), pursuant to which, upon the terms and subject to the conditions set forth therein, the Investors, among other things, subscribed to purchase an aggregate of 5,386,695 Shares (collectively, the “Subscriptions”) for a purchase price of $7.04 per share (other than as described in the RTW Side Letter below), for an aggregate purchase price of $37,922,363, which shares were issued immediately prior to the Intermediate Merger Effective Time (the “PIPE Financing”). In connection with the PIPE Financing, RTW subscribed to purchase an aggregate of 2,130,681 Shares for an aggregate purchase price of $14,999,994.24. The obligations of each party to consummate the Subscriptions were conditioned upon, among other things, customary closing conditions and the consummation of the Proposed Transactions.

Copies of the forms of Subscription Agreements are filed as exhibits hereto and are incorporated herein by reference. The foregoing description of the Subscription Agreements and the transactions contemplated thereby does not purport to be complete and is qualified in its entirety by reference thereto.

CUSIP No. G02008102	13D	Page 7 of 13 Pages

RTW Side Letter

On February 9, 2023, in connection with the execution of the Business Combination Agreement, the Subscription Agreements and the Revenue Interest Financing Agreement (as defined below), CPUH, the Company, Allurion and Merger Sub II entered into a side letter (the “RTW Side Letter”) with RTW Master Fund, Ltd., an exempted company incorporated in the Cayman Islands with limited liability, RTW Innovation Master Fund, Ltd., an exempted company incorporated in the Cayman Islands with limited liability, and RTW Biotech Opportunities Ltd, an investment company limited by shares incorporated under the laws of Guernsey (formerly known as RTW Venture Fund Limited) (collectively, “RTW”), pursuant to which, among other things, upon the terms and subject to the conditions set forth therein, (a) CPUH and the Company agreed not to enter into Subscription Agreements with Investors on more favorable or advantageous terms than those included in the Subscription Agreements to be entered into by and among CPUH, the Company and RTW, (b) the Company agreed to convert up to 50% of the consideration RTW paid to the Company in connection with the PIPE Financing by forfeiting Shares into financing provided by RTW to CPUH pursuant to an Additional Revenue Interest Financing Agreement (as defined in the RTW Side Letter), (c) the Company agreed to issue up to an additional 1,000,000 Shares to RTW (the “Additional RTW Shares”), with (i) 250,000 of such Additional RTW Shares to be issued at the Closing and not subject to any contingencies and (ii) 750,000 of such Additional RTW Shares to be issued based on the minimum cash of CPUH as of immediately prior to the Intermediate Merger Effective Time (to be determined linearly, based on no Additional RTW Shares being issuable if such minimum cash is equal to or greater than $100 million and 750,000 Additional RTW Shares being issuable if such minimum cash is $70 million), (d) the Company agreed that RTW shall have the right to designate one Independent Director to the Surviving Corporation’s board of directors, who is initially Nicholas Lewin, and (e) the Company agreed to create the board position of lead independent director, who shall serve as chair or co-chair of the Surviving Corporation’s board of directors, and who is initially Omar Ishrak.

On May 2, 2023, pursuant to the Backstop Agreement (as defined below) and contemporaneously with the execution of the Backstop Agreement, CPUH, the Company, Merger Sub II, Allurion and RTW entered into an amended and restated side letter (the “Amended and Restated RTW Side Letter”), which amends and restates the RTW Side Letter in its entirety, in order to reflect that any conditional Additional RTW Shares under the Amended and Restated RTW Side Letter would be calculated net of any Shares issuable to RTW under the Backstop Agreement. Additionally, pursuant to the Amended and Restated RTW Side Letter, the parties to the Amended and Restated RTW Side Letter agreed that, if a third party subsequently provides Allurion with debt financing on more favorable terms than those provided to RTW under the Backstop Agreement, RTW will be offered the same or more favorable terms and conditions as Allurion provided to such third party.

On July 28, 2023, RTW assigned the Amended and Restated RTW Side Letter, in part, to certain entities which have engaged RTW Investments as their investment manager.

CUSIP No. G02008102	13D	Page 8 of 13 Pages

Pursuant to the terms of the Amended and Restated RTW Side Letter, at the Closing, the Company issued 250,000 Additional RTW Shares pursuant to clause (i) above and no contingent Additional RTW Shares pursuant to clause (ii) above.

Copies of the RTW Side Letter and the Amended and Restated RTW Side Letter are filed as exhibits hereto and are incorporated herein by reference. The foregoing description of such agreements and the transactions contemplated thereby does not purport to be complete and is qualified in its entirety by reference thereto.

Revenue Interest Financing

On February 9, 2023, in connection with the execution of the Business Combination Agreement, Allurion and RTW entered into an agreement, pursuant to which, among other things, upon the terms and subject to the conditions set forth therein, RTW agreed to provide financing to Allurion at the Closing in the initial amount of $40 million in exchange for a revenue interest in Allurion’s current and future products and digital solutions (the “Revenue Interest Financing Agreement” and such financing, the “Revenue Interest Financing”).

On July 28, 2023, RTW assigned the Revenue Interest Financing Agreement to certain entities which have engaged RTW Investments as their investment manager.

A copy of the Revenue Interest Financing Agreement is filed as an exhibit hereto and is incorporated herein by reference. The foregoing description of the Revenue Interest Financing Agreement and the transactions contemplated thereby does not purport to be complete and is qualified in its entirety by reference thereto.

Convertible Note Purchase Agreement

On February 15, 2023, Allurion, Hunter Ventures Limited (“HVL”) and RTW entered into an agreement, pursuant to which, among other things, upon the terms and subject to the conditions set forth therein, RTW agreed to purchase from Allurion Convertible Unsecured Promissory Notes (as defined therein) in an aggregate principal amount equal to $250,000 (the “Convertible Note Purchase Agreement”).

Effective as of the Closing, the Convertible Unsecured Promissory Notes were converted into 43,022 Shares.

A copy of the Convertible Note Purchase Agreement is filed as an exhibit hereto and is incorporated herein by reference. The foregoing description of the Convertible Note Purchase Agreement and the transactions contemplated thereby does not purport to be complete and is qualified in its entirety by reference thereto.

CUSIP No. G02008102	13D	Page 9 of 13 Pages

Backstop Agreement

On May 2, 2023, CFIP2 ALLE LLC (“Fortress”) and RTW (together, the “Backstop Purchasers”) entered into a Backstop Agreement with Allurion, the Company and HVL (the “Backstop Agreement”). Pursuant to the Backstop Agreement, upon the terms and subject to the conditions set forth therein, each Backstop Purchaser agreed that, to the extent any portion of that certain $13 million Bridge Note sold to HVL on February 15, 2023 (the “HVL Bridge Note”) remained outstanding following the Determination Time (as defined therein), such Backstop Purchaser would, at a closing to take place at the same time, on the same date and concurrently with but immediately prior to the closing of the Intermediate Merger (the “Backstop Closing” and the date on which such closing occurs, the “Backstop Closing Date”), purchase up to $2 million aggregate principal amount (the “Maximum Purchase Amount”) of the HVL Bridge Note from HVL.

In addition, in the event that the Backstop Purchase Amount (as defined in the Backstop Purchase Agreement) for RTW was equal to its Maximum Purchase Amount, the Company agreed to, no later than the Backstop Closing Date, issue to RTW a number of Shares equal to the greater of (i) 700,000 Shares and (ii) the number of Shares issuable to RTW pursuant to the Amended and Restated RTW Side Letter.

On July 24, 2023, certain entities which have engaged RTW Investments as their investment manager joined the Backstop Agreement.

Pursuant to the Backstop Agreement, on August 1, 2023, (i) RTW purchased $2 million aggregate principal amount of the HVL Bridge Note from HVL and (ii) the Company issued 700,000 Shares to certain entities which have engaged RTW Investments as their investment manager.

Effective as of the Closing, RTW’s portion of the HVL Bridge Note was converted into 334,004 Shares.

A copy of the Backstop Agreement is filed as an exhibit hereto and is incorporated herein by reference, and the foregoing description of the Backstop Agreement. The transactions contemplated thereby does not purport to be complete and is qualified in its entirety by reference thereto.

Plans or Proposals

Except as described in this Schedule 13D, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. However, the Reporting Persons, at any time and from time to time, may review, reconsider, and change their position and/or change their purpose and/or develop such plans.

CUSIP No. G02008102	13D	Page 10 of 13 Pages

The Reporting Persons, among other things, intend to have discussions with representatives of the Company’s management and board of directors relating to a variety of matters that the Reporting Persons believe will increase shareholder value, including, operational, financial, corporate governance, board composition, management, capitalization, accounting, strategic direction, and Share performance matters. The Reporting Persons have also engaged, and intend to continue to engage, in discussions with other current or prospective shareholders, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals, sources of credit, and other third parties regarding a variety of matters relating to the Company and the Shares, including each of the operational, financial, corporate governance, management, capitalization, accounting, strategic direction and share performance matters noted herein. The Reporting Persons may also take other steps seeking to bring about changes to increase shareholder value.

The Reporting Persons may from time to time and at any time: (i) acquire additional Shares and/or other securities and/or instruments (including equity, debt or other securities or instruments) of the Company (or its affiliates) in the open market, in privately negotiated transactions, or otherwise; (ii) dispose of any or all of their Shares and/or other securities and/or instruments of the Company (or its affiliates) in the open market, in privately negotiated transactions, or otherwise; (iii) enter into swap and/or other derivative transactions with broker-dealers and/or financial institutions counterparties with respect to the securities of the Company (or its affiliates) which may be deemed to either increase or decrease the Reporting Persons’ economic exposure to the value of the Shares or other securities of the Company; and/or (iv) engage in any other hedging or similar transactions with respect to the Shares and/or other securities or instruments of the Company.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

(a)	The aggregate percentage of Shares reported to be beneficially owned by the Reporting Persons is based upon 46,502,000 Shares outstanding as of August 1, 2023, as represented to the Reporting Persons by the Company.
(b)	See rows (7) through (10) of the cover page to this Schedule 13D for the number of Shares as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c)	Except as otherwise described herein, the Reporting Persons did not effect any transactions with respect to the Shares during the past sixty (60) days.

(d)	No person, other than the Reporting Persons and the RTW Funds, has the right to receive or the power to direct the receipt of dividends or proceeds of sale of the Shares reported herein.

(e)	Not applicable.

CUSIP No. G02008102	13D	Page 11 of 13 Pages

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER
Except as otherwise described herein, including Item 4 above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Company, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

The Reporting Persons may from time to time enter into one or more cash-settled equity swaps with broker-dealers or other financial institutions counterparties with respect to the Shares and/or other securities of the Company, with reference prices and maturity dates that vary depending upon the terms of each such cash-settled swap. After giving effect to such transactions, the Reporting Persons may be deemed to have either increased or decreased economic exposure to the Shares and/or other securities of the Company.

Item 7.	MATERIALS TO BE FILED AS EXHIBITS.
99.1 Joint Filing Agreement dated August 11, 2023 among the Reporting Persons (filed herewith).

99.2 Form of Investor Rights Agreement (incorporated by reference to the Form 425 filed by the Company with the Securities and Exchange Commission on February 10, 2023).

99.3 Form of PIPE Subscription Agreement (incorporated by reference to the Form 425 filed by the Company with the Securities and Exchange Commission on February 10, 2023).

99.4 Form of PIPE Subscription Agreement (incorporated by reference to the Form 425 filed by the Company with the Securities and Exchange Commission on February 10, 2023).

99.5 RTW Side Letter, dated as of February 9, 2023, by and among Compute Health Acquisition Corp., Allurion Technologies Holdings, Inc., Allurion Technologies, Inc., Compute Health LLC, RTW Master Fund, Ltd., RTW Innovation Master Fund, Ltd. and RTW Venture Fund Limited (incorporated by reference to the Form 425 filed by the Company with the Securities and Exchange Commission on February 10, 2023).

CUSIP No. G02008102	13D	Page 12 of 13 Pages

99.6 Amended and Restated RTW PIPE Side Letter Agreement, dated as of May 2, 2023, by and among Compute Health Acquisition Corp., Allurion Technologies Holdings, Inc., Compute Health LLC, Allurion Technologies, Inc., RTW Master Fund, Ltd., RTW Innovation Master Fund, Ltd. and RTW Venture Fund Limited (incorporated by reference to the Form 425 filed by the Company with the Securities and Exchange Commission on May 2, 2023).

99.7 Revenue Interest Financing Agreement, dated as of February 9, 2023, by and among Allurion Technologies, Inc., RTW Master Fund, Ltd., RTW Innovation Master Fund, Ltd. and RTW Venture Fund Limited (incorporated by reference to the Form 425 filed by the Company with the Securities and Exchange Commission on February 10, 2023).

99.8 Convertible Note Purchase Agreement, dated as of February 15, 2023, by and among Allurion Technologies, Inc., Hunter Ventures Limited, RTW Master Fund, Ltd., RTW Innovation Master Fund, Ltd. and RTW Venture Fund Limited (filed herewith).

99.9 Backstop Agreement, dated as of May 2, 2023, by and among Hunter Ventures Limited, Allurion Technologies Holdings, Inc., Allurion Technologies, Inc., RTW Master Fund, Ltd., RTW Innovation Master Fund, Ltd., RTW Venture Fund Limited and Fortress Credit Corp. (incorporated by reference to the Form 425 filed by the Company with the Securities and Exchange Commission on May 2, 2023).

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SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 11, 2023

RTW INVESTMENTS, LP

By:	/s/ Roderick Wong
Name:	Roderick Wong, M.D.
Title:	Managing Partner

/s/ Roderick Wong
RODERICK WONG, M.D.